AMERIWEST MINERALS CORP.
                         5135 Camino Al Norte, Suite 250
                            North Las Vegas, NV 89031
                                  (702)974-0677
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                                                                    May 30, 2008

Ms. Donna Levy
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549

Re: Post-Effective Amendment No. 1 to Registration Statement on Form SB-2
    Filed January 28, 2008
    File No. 333-145225
    Supplemental Response Filed 5/13/08

Dear Ms. Levy,

Thank you for your assistance in the review of our filing. In response to your comment letter dated May 28, 2008 we have the following comments.

1. When the Company realized that issuing shares in reliance on the post effective amendment was not appropriate, it revised the subscription agreements to be entered into with the subscribers to ensure compliance with Regulation S. The Company has endeavored to ensure compliance as it relied on the exemptions from registration provided by Regulation S of the Securities Act of 1933. None of the subscribers were U.S. persons as that term is defined in Regulation S. No directed selling efforts were made in the United States by the Company, any distributor, any of their respective affiliates or any person acting on behalf of any of the foregoing. We are subject to Category 3 of Rule 903 of Regulation S and accordingly we implemented the restrictions required by Category 3 of Rule 903 of Regulation S by including a legend on all materials and documents which stated that the shares have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States or to US persons unless the shares are registered under the Securities Act of 1933, or an exemption from the registration requirements of the Securities Act of 1933 is available. In addition, while the physical share certificates have not yet been issued, when issued, such certificates will also contain the required legend/restrictive language.

     We have reviewed preliminary note 2 to Regulation S and confirm that Regulation S is not being used to avoid registration, but instead to ensure compliance with the Securities Act. The shares will be issued as "Restricted Securities" and the company has agreed to grant registration rights to the subscribers, absent which the shares will remain as restricted securities.

     Please find attached as Exhibit "A" a list of to who and where all shares were sold.

2.   We will be filing the Form 10-Q for February 29, 2008 prior to June 6,
     2008.

Sincerely,


/s/ William J. Muran
---------------------------
William J. Muran
President & Director

                                   Exhibit "A"


             Elin Anderson                           Canada
             Kimberly Briggs                         United Kingdom
             Lindsey Briscoe                         United Kingdom
             Rachel Clowes                           United Kingdom
             Brett Connelly                          United Kingdom
             Gemma Eccleston                         United Kingdom
             Andrea Fehsenfeld                       Canada
             Gavin Harness                           United Kingdom
             Laura Claire Hinton                     United Kingdom
             Andrew Jackson                          United Kingdom
             Stephanie Jowett                        United Kingdom
             Irene Karas                             Canada
             Zoe Lovell                              United Kingdom
             Stuart Lovell                           United Kingdom
             Corine Masich                           Canada
             Rebecca Mccombe                         United Kingdom
             Stephen Mitchell                        United Kingdom
             Keely Mount                             United Kingdom
             Ryan Paterson                           United Kingdom
             Jacqueline Poole                        United Kingdom
             Christopher Ramsay                      United Kingdom
             Daniel Rufh                             Canada
             Heather Spain                           United Kingdom
             Ryan Watson                             United Kingdom
             Katie Wheeldon                          United Kingdom
             Marvin Wosk                             Canada
             Jeremy Yaseniuk                         Canada
             Caroline Industries Inc.                British Virgin Islands
             Netherlands Antilles                    Netherlands Antilles
             Korrigan A.G.                           Nevis